Exhibit 99.1

Aurinia Pharmaceuticals to Present at the 2015 Rodman & Renshaw 17th Annual Global Investment Conference

VICTORIA, British Columbia--(BUSINESS WIRE)--September 2, 2015--Aurinia Pharmaceuticals Inc., (NASDAQ:AUPH; TSX:AUP) today announced that its President and Chief Executive Officer, Stephen W. Zaruby, will present a corporate overview of the Company at the 2015 Rodman & Renshaw 17th Annual Global Investment Conference, taking place September 8th – 10th, 2015 in New York at The St. Regis Hotel.

Aurinia Presentation Details

Date:	Wednesday, September 9th, 2015
Time:	10:25 a.m. Eastern time
Location:	New York, The St. Regis Hotel – Louis XVI A Room
Webcast:	http://www.wsw.com/webcast/rrshq25/auph

About Aurinia

Aurinia is a clinical stage pharmaceutical company focused on the global nephrology market. It is currently in the recruitment and enrollment phase of its Phase 2b clinical trial to evaluate the efficacy of its drug, voclosporin, as a treatment for lupus nephritis (LN). LN is an inflammation of the kidneys, that if inadequately treated can lead to end-stage renal disease, making LN a serious and potentially life-threatening condition.

Visit www.auriniapharma.com for more information.

CONTACT:
Aurinia Pharmaceuticals Inc.
Stephen W. Zaruby, 250-708-4293
President & Chief Executive Officer
szaruby@auriniapharma.com
or
Investors & Media:
Michael R. Martin, 250-708-4272
Chief Operating Officer
mmartin@auriniapharma.com